SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)

Deerfield Healthcare Technology Acquisitions Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

244413 100

(CUSIP Number)

David J. Clark

Deerfield Management Company, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

Copy to:

Mark D. Wood, Esq.

Brian Hecht, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 244413 100	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,778,750(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,778,750(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,778,750(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.73%(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 3,360,000 shares of Class A common stock included within 3,360,000 units held by Deerfield Partners, L.P. (“Deerfield Partners”); (ii) 3,368,750 shares of Class B common stock held by DFHTA Sponsor LLC (the “Sponsor”) that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-239580); and (iii) 50,000 shares of Class B common stock held by Steven Hochberg, a partner in Deerfield Management Company, L.P. (“Deerfield Management”) and a member of the Issuer’s board of directors and the Issuer’s chief executive officer, for the benefit, and at the direction, of Deerfield Management.

(2)	Excludes 3,588,667 shares of Class A common stock underlying warrants that are not presently exercisable and are not exercisable within 60 days from the date hereof, comprised of: (i) 672,000 warrants included in units held by Deerfield Partners; and (ii) 2,916,667 private placement warrants held by the Sponsor.

(3)	Based on 17,968,750 shares of common stock outstanding as of November 13, 2020, comprised of 14,375,000 shares of Class A common stock and 3,593,750 shares of Class B common stock.

SCHEDULE 13D

CUSIP No. 244413 100	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,728,750(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,728,750(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,728,750(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.45%(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 3,360,000 shares of Class A common stock included within 3,360,000 units held by Deerfield Partners; and (ii) 3,368,750 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-239580).

(2)	Excludes 3,588,667 shares of Class A common stock underlying warrants that are not presently exercisable and are not exercisable within 60 days from the date hereof, comprised of: (i) 672,000 warrants included in units held by Deerfield Partners; and (ii) 2,916,667 private placement warrants held by the Sponsor.

(3)	Based on 17,968,750 shares of common stock outstanding as of November 13, 2020, comprised of 14,375,000 shares of Class A common stock and 3,593,750 shares of Class B common stock.

SCHEDULE 13D

CUSIP No. 244413 100	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,728,750(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,728,750(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,728,750(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.45%(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 3,360,000 shares of Class A common stock included within 3,360,000 units held by Deerfield Partners; and (ii) 3,368,750 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-239580).

(2)	Excludes 3,588,667 shares of Class A common stock underlying warrants that are not presently exercisable and are not exercisable within 60 days from the date hereof, comprised of: (i) 672,000 warrants included in units held by Deerfield Partners; and (ii) 2,916,667 private placement warrants held by the Sponsor.

(3)	Based on 17,968,750 shares of common stock outstanding as of November 13, 2020, comprised of 14,375,000 shares of Class A common stock and 3,593,750 shares of Class B common stock.

SCHEDULE 13D

CUSIP No. 244413 100	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,778,750(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,778,750(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,778,750(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.73%(3)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include: (i) 3,360,000 shares of Class A common stock included within 3,360,000 units held by Deerfield Partners; (ii) 3,368,750 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-239580); and (iii) 50,000 shares of Class B common stock held by Steven Hochberg, a partner in Deerfield Management and a member of the Issuer’s board of directors and the Issuer’s chief executive officer, for the benefit, and at the direction, of Deerfield Management.

(2)	Excludes 3,588,667 shares of Class A common stock underlying warrants that are not presently exercisable and are not exercisable within 60 days from the date hereof, comprised of: (i) 672,000 warrants included in units held by Deerfield Partners; and (ii) 2,916,667 private placement warrants held by the Sponsor.

(3)	Based on 17,968,750 shares of common stock outstanding as of November 13, 2020, comprised of 14,375,000 shares of Class A common stock and 3,593,750 shares of Class B common stock.

SCHEDULE 13D

CUSIP No. 244413 100	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS DFHTA Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,368,750(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,368,750(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,368,750(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.75%(3)
14	TYPE OF REPORTING PERSON OO

(1)	The reported shares include 3,368,750 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-239580).

(2)	Excludes 2,916,667 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

(3)	Based on 17,968,750 shares of common stock outstanding as of November 13, 2020, comprised of 14,375,000 shares of Class A common stock and 3,593,750 shares of Class B common stock.

SCHEDULE 13D

CUSIP No. 244413 100	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS Steven I. Hochberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,368,750(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,368,750(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,368,750(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.75%(3)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include 3,368,750 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-239580).

(2)	Excludes 2,916,667 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

(3)	Based on 17,968,750 shares of common stock outstanding as of November 13, 2020, comprised of 14,375,000 shares of Class A common stock and 3,593,750 shares of Class B common stock.

SCHEDULE 13D

CUSIP No. 244413 100	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS Lawrence Atinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,368,750(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,368,750(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,368,750(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.75%(3)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include 3,368,750 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-239580).

(2)	Excludes 2,916,667 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

(3)	Based on 17,968,750 shares of common stock outstanding as of November 13, 2020, comprised of 14,375,000 shares of Class A common stock and 3,593,750 shares of Class B common stock.

END OF COVER PAGES

CUSIP No. 244413 100	Page 9 of 14 Pages

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by by (i) Deerfield Management, (ii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iii) Deerfield Partners, (iv) James E. Flynn, a natural person (“Flynn”), (v) the Sponsor, (vi) Steven I. Hochberg, a natural person (“Hochberg”), and (vii) Lawrence Atinsky, a natural person (“Atinsky” and collectively with Deerfield Management, Deerfield Mgmt, Deerfield Partners, Flynn, the Sponsor and Hochberg, the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Deerfield Healthcare Technology Acquisitions Corp., a Delaware corporation (the “Issuer”) (as so previously amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to add the following:

Deerfield Partner’s purchase of the 9,600,000 Deerfield PIPE Shares (as defined below) will be financed with available cash assets. The Sponsor’s purchase of the 400,000 Deerfield PIPE Shares will be financed with additional capital provided by its equity holders, including Deerfield Partners.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following:

Business Combination Agreement

As disclosed by the Issuer on a Form 8-K filed on December 18, 2020, as amended by a Form 8-K/A filed on December 21, 2020, the Issuer has entered into that certain Business Combination Agreement (the “BCA”), dated as of December 18, 2020, by and among the Issuer, CareMax Medical Group, LLC (“CareMax”), IMC Medical Group Holdings, LLC (“IMC”), IMC Holdings, LLC (“IMC Parent”), the members of the CareMax Group named therein (“CareMax Group” and, together with IMC Parent, the “Sellers”), and, solely for purposes of Sections 6.12 (Exclusivity) and 6.26 (Deerfield Commitment) thereof, Deerfield Partners. The transactions contemplated by the BCA are referred to herein as the CareMax/IMC Transaction.

The BCA generally provides for (a) the sale and transfer of 100% of the equity interests in CareMax by the CareMax Group to the Issuer (the “CareMax Units”) and (b) the sale and transfer of 100% of the equity interests in IMC by IMC Parent to the Issuer (the “IMC Units”), as a result of which, upon consummation of the business combination, IMC and CareMax will become wholly-owned subsidiaries of the Issuer. Upon the closing of the CareMax/IMC Transaction it is expected that the Issuer will be renamed CareMax, Inc., and remain listed on the Nasdaq stock market under a new ticker symbol.

Subject to the satisfaction or waiver of certain conditions set forth in the Business Combination Agreement, the closing consideration payable by the Issuer to the CareMax Group in exchange for the CareMax Units will be equal to (a) an amount in cash equal to $364,000,000, multiplied by 68%, subject to pre-closing adjustments, including adjustments based on estimated cash, debt and working capital at closing; and (b) a number of shares of Class A Common Stock, rounded down to the nearest whole number, equal to $364,000,000, multiplied by 32% and divided by a reference price of $10.00, subject to pre-closing adjustments, including adjustments based on estimated cash, debt and working capital at closing. Subject to the satisfaction or waiver of certain conditions set forth in the Business Combination Agreement, the closing consideration payable by the Issuer to IMC Parent in exchange for the IMC Units will be equal to: (a) an amount equal to (A) the product of $250,000,000, multiplied by 45%, subject to pre-closing adjustments, including adjustments based on estimated cash, debt and working capital at closing; and (b) a number of shares of Class A Common Stock, rounded down to the nearest whole number, equal to $250,000,000, multiplied by 55% and divided by a reference price of $10.00, subject to pre-closing adjustments, including adjustments based on estimated cash, debt and working capital at closing. The Business Combination

CUSIP No. 244413 100	Page 10 of 14 Pages

Agreement also provides for the payment of additional shares of Class A Common Stock to the Sellers as earnout consideration upon the achievement of certain share trading prices by the Issuer post-closing.

Pursuant to the terms the BCA, upon consummation of the CareMax/IMC Transaction, the board of directors and management of the Issuer will be reconstituted as set forth in the BCA. In connection with such consummation CareMax CEO Carlos de Solo will replace Mr. Hochberg as CEO of the Issuer, and it is expected that Mr. Hochberg will depart from the Issuer’s board of directors.

In addition, the BCA provides that upon closing of the CareMax/IMC Transaction the Issuer will enter into a new Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as set forth in the BCA.

Furthermore, pursuant to the terms of the BCA, Deerfield Partners has agreed to not, prior to the closing of the CareMax/IMC Transaction or the termination of the BCA, redeem any of the 3,360,000 shares of Class A Common Stock owned by Deerfield Partners (the “Deerfield IPO Shares”).

The consummation of the CareMax/IMC Transaction is subject to closing conditions, as more fully set forth in the BCA.

Subscription Agreements

In connection with the Issuer’s execution and delivery of the BCA, each of Deerfield Partners and the Sponsor entered into a subscription agreement (together, the “Subscription Agreements”) with the Issuer, pursuant to which, and subject to the terms whereof, (i) Deerfield Partners agreed to purchase from the Issuer, and the Issuer agreed to sell to Deerfield Partners 9,600,000 shares of Class A Common Stock of the Issuer and (ii) the Sponsor agreed to purchase from the Issuer, and the Issuer agreed to sell to the Sponsor 400,000 shares of Class A Common Stock of the Issuer (the shares to be purchased by Deerfield Partners and the Sponsor, collectively, the “Deerfield PIPE Shares”), in each case, for a purchase price of $10.00 per share, in a private placement (for a total purchase of $96,000,000 for Deerfield Partners and $4,000,000 for the Sponsor). Deerfield Partners and the Sponsor entered into the Subscription Agreements in connection with the Issuer’s entry into the BCA for the purposes of providing funding for a portion of the purchase price for the CareMax/IMC Transaction and/or providing capital to the Issuer in connection therewith. Simultaneously with entry into the Subscription Agreements, and in connection with the Issuer’s entry into the BCA, other investors entered into separate subscription agreements with the Issuer, on materially the same economic terms as Deerfield Partners and the Sponsor, to purchase an additional 30,500,000 shares of Class A Common Stock (the “Other Subscription Agreements”) for an aggregate purchase price of $305,000,000. The total shares of Class A Common Stock subscribed for pursuant to the Subscription Agreements and Other Subscription Agreements totals 40,500,000, for a total purchase price of $405,000,000. The closing of the purchase and sale of the Deerfield PIPE Shares pursuant to the Subscription Agreements is to take place immediately prior to, and is conditioned upon the consummation of, the CareMax/IMC Transaction. The closing of the purchase and sale of the Deerfield PIPE Shares is also subject to the satisfaction of other customary closing conditions.

Lock-Up Agreement

On December 18, 2020, in connection with the BCA and the Subscription Agreements, each of Deerfield Partners and the Sponsor entered into a Lock-Up Agreement with the Issuer (the “Lock-Up Agreement”) with respect to the Founder Shares, the Deerfield PIPE Shares and the Deerfield IPO Shares, which becomes effective upon consummation of the CareMax/IMC Transaction. The Lock-Up Agreement provides that the Sponsor and Deerfield Partners may not sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position:

CUSIP No. 244413 100	Page 11 of 14 Pages

(a) with respect to the Founder Shares, until the earliest of (1) twelve (12) months after the closing date of the CareMax/IMC Transaction (the “Closing Date”), (2) the date on which the VWAP (as defined in the BCA) of the Class A Common Stock is equal to or greater than $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, and (3) the date following the completion of the transactions contemplated by the BCA on which the Issuer completes a Change of Control Transaction (as defined in the BCA);

(b) with respect to the Deerfield PIPE Shares, until the earliest of (1) nine (9) months after the Closing Date, (2) the date on which the VWAP of the Class A Common Stock is equal to or greater than $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, and (3) the date following the completion of the transactions contemplated by the BCA on which the Issuer completes a Change of Control Transaction; and

(c) with respect to the Deerfield IPO Shares, until the earlier of (1) six (6) months after the Closing Date, and (2) the date following the completion of the transactions contemplated by the BCA on which the Issuer completes a Change of Control Transaction;

(the applicable period set forth in each of clauses (a), (b) and (c), the “Lock-Up Period”). Notwithstanding the foregoing, Deerfield Partners and the Sponsor may sell or otherwise transfer the foregoing securities during the Lock-Up Period, to their direct or indirect equity holders or to any of their other affiliates, as a bona fide gift, to a charitable foundation controlled by Deerfield Partners or the Sponsor, to their equity holders or any of their immediate family members, to any affiliate, subsidiary, employee, officer, director, investment fund controlled or managed by Deerfield Partners, the Sponsor or any of their affiliates, or commonly controlled or managed investment fund or through distributions to limited or general partners, members, managers, equity holders, stockholders or affiliates of or via the admission of new equity holders, partners, members or managers into any entity holding any of the subject securities, provided, that in the case of any sale or transfer pursuant to the foregoing, such sale or transfer shall be conditioned upon entry by such transferees into a written agreement, addressed to the Issuer, agreeing to be bound by the transfer restrictions and the other terms and conditions of the Lock-Up Agreement.

A&R Registration Rights Agreement

On December 18, 2020, in connection with the BCA and the Subscription Agreements, the Sponsor, Deerfield Partners and Hochberg, together with the other investor parties thereto (including IMC Parent and the members of the CareMax Group), entered into that certain Amended and Restated Registration Rights Agreement with the Issuer (the “A&R Registration Rights Agreement”), which amends and restates the Existing Registration Rights Agreement.

Under the A&R Registration Rights Agreement, the Issuer granted the Sponsor, Deerfield Partners, Hochberg and the other investors party thereto certain registration rights with respect to shares of Class A Common Stock and warrants, including the Founder Shares, Private Placement Warrants, shares of Class A Common Stock underlying the Private Placement Warrants, the Deerfield PIPE Shares, the Deerfield IPO Shares and any shares of Class A Common Stock issuable upon exercise of warrants issued in connection therewith, the warrants issued to Deerfield Partners in connection with the Issuer’s initial public offering and any shares of Class A Common Stock issued in connection with the BCA. Pursuant to the A&R Registration Rights Agreement, the Issuer is required to use its reasonable best efforts to prepare and file with the SEC, no later than 30 days after the Closing Date, a shelf registration statement for an offering to be made on a continuous basis from time to time with respect to the resale of the registrable shares under the A&R Registration Rights Agreement. The Issuer is further required to use reasonable best efforts to cause such shelf registration statement to be declared effective as soon as possible after filing, but in no event later than the earlier of 60 days following the filing date thereof and three business days after the SEC notifies the Issuer that it will not review such registration statement, subject to extension in the event that the registration is subject comments from the SEC.

The parties to the A&R Registration Rights Agreement are entitled to additional long-form and short-form demand registration rights. The holders of registrable shares under the A&R Registration Rights Agreement are also entitled to “piggy-back” registration rights to include their registrable shares in other registration statements filed by the Issuer. Under the A&R Registration Rights Agreement, the Issuer is required to pay all expenses relating to any registrations effected pursuant thereto, subject to specified exceptions.

CUSIP No. 244413 100	Page 12 of 14 Pages

Consent and Waiver Letter

On December 18, 2020, in connection with the BCA, the Sponsor and Deerfield Partners entered into a consent and waiver letter (the “Consent and Waiver Letter”) with the Company. Under the terms of the Consent and Waiver Letter, and as required by the Deerfield Letter Agreement, Deerfield Partners provided its consent to the business combination contemplated by the Business Combination Agreement.

In addition, pursuant to the Consent and Waiver Letter, the Sponsor waived any adjustment of the conversion provisions with respect to the Class B Common Stock set forth in Section 4.3(b)(ii) of the Company’s second amended and restated certificate of incorporation that would, solely as a result of the consummation of the business combination contemplated by the Business Combination Agreement, cause the Class B Common Stock to convert to Class A Common Stock at a ratio of greater than one-for-one upon consummation of the Business Combination contemplated by the Business Combination Agreement. The waiver is effective with respect to all outstanding shares of Class B Common Stock.

The foregoing summaries of the BCA, the Subscription Agreements, the Lock-Up Agreement, the A&R Registration Rights Agreement and the Consent and Waiver Letter are not complete and are qualified in their entirety by reference to the full texts of the BCA, the Form of Subscription Agreement, the Form of Lock-Up Agreement, the A&R Registration Rights Agreement and the Consent and Waiver Letter, copies of which are filed or incorporated by reference as Exhibits 5, 6, 7, 8 and 9 to this Schedule 13D, respectively, and are incorporated herein by reference.

Plans or Proposals

In addition to the Reporting Persons’ disclosures with respect to Plans or Proposals as previously disclosed in the Schedule 13D, as amended hereby, and notwithstanding the Issuer’s entry into the BCA or the subsequent consummation thereof, the Reporting Persons continue to believe that the Reporting Persons’ expertise, record of generating proprietary investment opportunities, experience evaluating, structuring, financing and executing transactions in the healthcare industry and/or capital markets may continue to be useful in assisting management and the board on a cooperative basis as the Issuer embarks on its strategic plans. In that regard, the Reporting Persons may continue to communicate with other members of the board of directors, members of the Issuer’s management and/or shareholders of the Issuer from time to time with respect to potential investment and acquisition opportunities and the financing thereof (which may include discussions regarding debt and/or equity financing that could be provided, in whole or in part, by Deerfield Partners and/or affiliated funds), operational matters and such other matters as the Reporting Persons may deem appropriate from time to time. Such matters are likely to include plans or proposals specified in clauses (a) through (j) of Item 4 of the Form of Schedule 13D, but the Reporting Persons have made no determination to pursue, and may not pursue, any such plan or proposal.

Depending on various factors and subject to the obligations described herein, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of common stock or other securities or financial instruments related to the Issuer or, subject to the terms of the Lock-Up Agreement, selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 244413 100	Page 13 of 14 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit No.	Description

5	Business Combination Agreement, dated as of December 18, 2020, by and among the Deerfield Healthcare Technology Acquisitions Corp., CareMax Medical Group, LC, IMC Medical Group Holdings, LLC, the other members of the CareMax Group named therein, IMC Holdings, LLC and Deerfield Partners, L.P., incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K/A filed with the SEC on December 21, 2020.

6	Form of Subscription Agreement, incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K/A filed with the SEC on December 21, 2020.

7	Form of Lock-Up Agreement, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K/A filed with the SEC on December 21, 2020.

8	Amended and Restated Registration Rights Agreement, dated as of December 18, 2020, by and among Deerfield Healthcare Technology Acquisition Corp., DFHTA Sponsor LLC and the Investors party thereto, incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K/A filed with the SEC on December 21, 2020.

9	Consent and Waiver Letter, dated as of December 18, 2020, by and among Deerfield Healthcare Technology Acquisition Corp., DFHTA Sponsor LLC and Deerfield Partners, L.P., incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K/A filed with the SEC on December 21, 2020.

CUSIP No. 244413 100	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2020

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner By: J.E. Flynn Capital, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

STEVEN I. HOCHBERG

/s/ Steve Hochberg

LAWRENCE ATINSKY

/s/ Lawrence Atinsky

DFHTA SPONSOR LLC

/s/ Lawrence Atinsky
Name: Lawrence Atinsky
Title: Manager